John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

August 1, 2012

Ms. Cindy Rose
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Commonwealth International Series Trust (the “Trust”) (File Nos. 811-04665 and 33-06867) Sarbanes Oxley Review

Dear Ms. Rose:

On July 10, 2012, you provided comments to me relating to the Trust’s annual shareholder report for the fiscal year ended October 31, 2011 (the “Report”). This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. This letter is being submitted in a correspondence filing.

1.

Comment:   In the Statement of Assets and Liabilities for the Commonwealth Japan Fund, you noted a “Due to custodian” in the amount of approximately $1.6 million. You noted that, to the extent this would constitute a borrowing, there is no notation that describes this specific borrowing. You indicated that it is common industry practice to cite to another part of the financial report that describes any borrowing arrangements. Please explain.

Response:   The Commonwealth Japan Fund experienced a Custodial cash overdraft in the amount of approximately $1.6 million due to an unexpected and abnormally large shareholder redemption. Note 10 of the financial statements describes that “During the time that the Agreement had expired, the Bank has agreed to provide liquidity resources to the Trust at similar terms to the Agreement until a formal renewal was agreed upon.” Although the formal Line of Credit was not utilized, the liquidity resource provided by the Custodian that was employed was offered at similar terms, and that liquidity resource is reflected in the Report as the “Due to custodian.” While the Advisor immediately sold portfolio positions to cover the cash overdraft, settlement did not occur until after October 31, 2011. It is anticipated that future circumstances will be dealt with utilizing the Line of Credit or a similar facility and appropriate notations will be made in the financial reports of the Trust.

2.

Comment:   The disclosure in note 3 indicates that Pike River Coal Co. Ltd. (the “Company”), which was a holding of the Commonwealth Australia/New Zealand Fund, is characterized as a “Level 2” security. Please verify that there were significant observable inputs available to make the characterization of this security a Level 2 versus a Level 3 and describe those inputs.

Ms. Cindy Rose U.S. Securities and Exchange Commission August 1, 2012

Response:   The Trust hereby verifies its belief that significant observable inputs were used to justify a zero valuation for this position on October 31, 2011. The Trust notes that shares of the Company, which were listed on the NZX, were halted from trading on November 20, 2010 at the Company’s request, following a mining accident on November 19, 2010. The Trust notes the following related examples of inputs: (i) an official NZX notice released on December 13, 2010 (attached hereto as Enclosure 1) regarding the appointment of a Receiver – specifically, the disclosure indicated that potentially material information about the Company is no longer under the control of the Company (and rather is under the control of the Receiver who has no contractual relationship to NZX), and, as a result, it disclosed the risk that an equally informed market in the Company’s securities in not possible; (ii) a notice released on December 13, 2010 (attached hereto as Enclosure 2) indicating that the Company needs to address corporate solvency and that its debts are substantial and in excess of its cash and other immediately foreseeable sources of funds; (iii) a notice released on September 30, 2011 (attached hereto as Enclosure 3) indicating that the Company remains in receivership; and (iv) a notice released on October 28, 2011 (attached hereto as Enclosure 4) from New Zealand Oil & Gas Ltd, a creditor and significant equity owner of the Company, indicating, among other things, that a portion of its debt and all of its equity in the Company is fully impaired and that there is not certainty that it will be recovered. The Trust believes that each of the foregoing are cumulative examples of observable inputs that resulted in the fair valuation of zero noted in the Report.

*             *            *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

cc:	Robert Scharar
Jack Ewing
John Akard
Kathleen Kelly
Stephen Fodo
Ruth Willars

Enclosure 1

13 December 2010

NZX Market Supervision Announcement
Pike River Coal Limited (PRC)
Suspension of Securities

NZX Market Supervision advises that further to the announcement released by Pike River Coal Limited (PRC) at 12.29pm today concerning the appointment of a Receiver, it will continue the suspension of all PRC securities.

Given the appointment of a Receiver, disclosure of potentially material information about PRC is no longer under the control of the company, but is under the control of the Receiver who has no contractual relationship to NZX.

Accordingly, there is a risk that an equally informed market in PRC securities is not possible at this stage.

The suspension will remain in place until further notice.

ENDS

Enclosure 2

13 December 2010

Receivers appointed for PRCL

New Zealand Oil & Gas Ltd (NZOG), as a secured creditor, has at the request of the Board of Pike River Coal Ltd (PRCL) arranged for the appointment of receivers for the company.

John Fisk, Malcolm Hollis and David Bridgman of PricewaterhouseCoopers have been appointed.

Over the weekend, PRCL confirmed that it needs to address corporate solvency ahead of the extension of time that its secured creditors had provided in the immediate days following the mine explosion. PRCL has debts which are substantial and in excess of its cash and other immediately foreseeable sources of funds.

Given these circumstances, receivership provides the best mechanism to manage the business’ immediate future.

It is anticipated that the receivers will give particular regard to:
•	options for the recovery effort and making the mine safe
•	co-operating with the inquiries
•	employees entitlements
•	preserving the value of the asset, while recognising that there is considerable uncertainty about the future of the mine.

NZOG Chief Executive David Salisbury says it is now evident that it will be an extended period before any resumption of mining can be contemplated, and with PRCL rapidly facing insolvency, receivership is an unavoidable step.

“These are very difficult times, especially for the families of the 29 men who have lost their lives and for the Pike River miners facing redundancy. Decisions on the mine’s future must at least await a conclusion to the recovery efforts, but NZOG is supportive of any intentions to eventually reopen the mine. It is to be hoped that the inquiries now under way will result in findings which allow this to happen in a safe manner.”

The receivers are in Greymouth today to initiate a handover with PRCL management.

For further information please contact:	NZOG stock
David Salisbury, CEO & Managing Director OR; Chris Roberts, Corporate Affairs Manager	symbols:
Telephone: +64 4 495 2424 Toll Free: 0800 000 594 (NZ)	NZX shares – NZO
ASX shares – NZO

Enclosure 3

(In Receivership)

30 September 2011

RESIGNATION OF DIRECTORS, ALTERNATE DIRECTOR, & COMPANY SECRETARY

Pike River Coal Limited (in Receivership) advises it has received the notice of retirement from Pike River Coal Limited (in Receivership), and resignations as directors of the company from Mr Dipak Agarwalla, Mr John Dow, Mr Stuart Nattrass; the resignation from Mr Surendra Sinha as Mr Agarwalla’s alternate director; and the resignation of Mr Brian Roulston as company secretary effective prior to 3pm on 30 September 2011.

ENDS

Brian Roulston
Company Secretary (now retired) brianr@pike.co.nz

1

Enclosure 4

28 October 2011

Update on PRCL debt recovery

NZOG (New Zealand Oil & Gas Ltd) advises that at this time there is no change in its assumptions regarding the possible further recovery of its investment in Pike River Coal Ltd (PRCL).

The Receivers for PRCL have publicly commented that they have received multiple bids for the mine assets. Further discussions with the bidders will be entered into and the Receivers have indicated that concluding a sale could take until the end of the year, or longer.

From the settlement reached with PRCL’s insurers, NZOG has received $38.3m in part-payment of its total secured debt. Next week NZOG will receive $3m in part-payment of its unsecured debt. NZOG has also advanced $4.3m back to the Receivers under a $5m short term loan agreement to meet the Receivers’ working capital requirements.

It is NZOG’s expectation that the loan advance to the Receivers and the remaining secured debt and interest of approximately $18m will be recovered through the sales process.

The remaining unsecured debt and interest of approximately $12m, along with the $77m book value of NZOG’s 29% shareholding in PRCL, remains fully impaired, as there is insufficient certainty at this time that this will be recovered.

For further information please contact:	NZOG stock
David Salisbury, CEO & Managing Director OR; Chris Roberts, Corporate Affairs Manager	symbols:
Telephone: +64 4 495 2424 Toll Free: 0800 000 594 (NZ)	NZX shares – NZO
ASX shares – NZO